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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)

                               ----------------

                          A. P. GREEN INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          A. P. GREEN INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            COMMON STOCK, PAR VALUE
                                $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   393059100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MICHAEL B. COONEY, ESQ.
            SENIOR VICE PRESIDENT--LAW/ADMINISTRATION AND SECRETARY
                          A. P. GREEN INDUSTRIES, INC.
                                GREEN BOULEVARD
                             MEXICO, MISSOURI 65265
                                 (573) 473-3626
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             ROBERT M. LAROSE, ESQ.
                                THOMPSON COBURN
                             ONE MERCANTILE CENTER
                           ST. LOUIS, MISSOURI 63101
                                 (314) 552-6000

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  This Amendment No. 10 ("Amendment No. 10") amends and supplements the information set forth in the Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (the "Schedule 14D-9") filed by and mailed to the stockholders of A. P. Green Industries, Inc. (the "Company") on March 6, 1998, with respect to shares of Common Stock, par value $1.00 per share, of the Company, including the associated rights to purchase the Company's Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 13, 1997, as amended by that certain First Amendment to Rights Agreement, dated as of March 5, 1998, between the Company and Harris Trust and Savings Bank, as Rights Agent. The Schedule 14D-9 was amended pursuant to an Amendment No. 1 to
Schedule 14D-9, dated March 10, 1998, an Amendment No. 2 to Schedule 14D-9, dated March 17, 1998, an Amendment No. 3 to Schedule 14D-9, dated March 20, 1998, an Amendment No. 4 to Schedule 14D-9, dated April 3, 1998, an Amendment No. 5 to Schedule 14D-9, dated April 20, 1998, an Amendment No. 6 to Schedule 14D-9, dated May 4, 1998, an Amendment No. 7 to Schedule 14D-9, dated May 18, 1998, an Amendment No. 8 to Schedule 14D-9, dated June 1, 1998, and an Amendment No. 9 to Schedule 14D-9, dated June 15, 1998. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9, as amended.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Item 8 is hereby amended and supplemented by adding thereto the following:

    On June 26, 1998, Purchaser issued a press release which announced the extension of the Offer to 5:00 p.m., ET, on Tuesday, June 30, 1998, unless further extended. Purchaser also announced that it had been advised by the Depositary that as of 5:00 p.m., ET, on Thursday, June 15, 1998, approximately
  6.8 million shares of Common Stock had been validly tendered and not withdrawn, representing approximately 84% of the outstanding Common Stock. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit 14 and is incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding thereto the following:

    Exhibit 14 Press Release, dated June 26, 1998.
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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          A. P. Green Industries, Inc.

                                                 /s/ Michael B. Cooney
                                          By: _________________________________
                                             Name: Michael B. Cooney
                                             Title: Senior Vice President-Law/
                                             Administration and Secretary

Dated: June 29, 1998

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